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                                                   Exhibit (3)(a)
                       AMENDMENT OF BY-LAWS


      Effective April 2, 1995, Gary J. Hedges, Vice President, Personnel and Public Relations, resigned from his position. Management has determined that for the time being it will not fill this position. Accordingly, it should be deleted from the Corporation's By-Laws.

            RESOLVED, by the Board of Directors of Sundstrand
      Corporation, that the By-Laws of the Corporation be, and they hereby are, amended effective April 18, 1995, as follows:

      1.    The first sentence of Section 4.1 of Article IV
            (OFFICERS) is amended to read as follows:

            "The officers of the Corporation shall consist of a Chairman of the Board and Chief Executive Officer; an Executive Vice President and Chief Financial Officer; an Executive Vice President and Chief Operating Officer, Aerospace; an Executive Vice President and Chief Operating Officer, Industrial; an Executive Vice President for Special Projects; a Vice President and General Counsel; one or more other Vice Presidents; a Secretary; a Treasurer; and a Controller, all of whom shall be elected by the Board of Directors and shall hold office until their successors are duly elected and qualified."

      2. Section 4.10 of Article IV (OFFICERS) is deleted in its entirety.

      3. Sections 4.11 through 4.16 of Article IV (OFFICERS) are renumbered Sections 4.10 through 4.15, respectively.